October 6, 2025

Private and Confidential

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

RE:	KELSO TECHNOLOGIES INC. (THE "COMPANY") CHANGE OF AUDITOR

We are writing in accordance with Section 4.11(5)(a) of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102"). We wish to confirm that we have read the Notice of Change of Auditor of the Company dated October 6, 2025 and that based on our current knowledge we are in agreement with the information contained in such Notice.

Yours very truly,

Chartered Professional Accountants